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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ________________

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 _______________

                       Versatel Telecom International N.V.
             (Exact name of Registrant as specified in its charter)

                                Hullenbergweg 101
                           1101 CL Amsterdam-Zuidoost
                                 The Netherlands
                    (Address of principal executive offices)

                                 ______________

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X   Form 40-F
                                   ---           ---

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No X
                                     ---    ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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                       VERSATEL TELECOM INTERNATIONAL N.V.

                               REPORT ON FORM 6-K


         On October 9, 2002, Versatel Telecom International N.V. ("Versatel") completed the final step of its financial restructuring by amending its articles of association, distributing cash and ordinary shares to the holders of its high yield and convertible notes and distributing warrants to its shareholders. Set forth below is a short summary of the events that followed after Versatel initiated its insolvency proceedings in June of 2002. Attached hereto as exhibits are the principal documents and agreements relating to the now completed insolvency proceedings.

         On June 19, 2002 Versatel filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Southern District of New York and filed its Plan of Reorganization and its Disclosure Statement with the U.S. Bankruptcy Court. On the same day, Versatel filed a petition for suspension of payments (surseance van betaling) with the Bankruptcy Court in The Netherlands and the Dutch Bankruptcy Court appointed Mr. Deterink as administrator of Versatel.

         On June 21, 2002, Versatel obtained relief in the form of various "first day orders" from the U.S. Bankruptcy Court as to various matters.

         On July 26, 2002, Versatel filed its First Amended Plan of Reorganization and its First Amended Disclosure Statement with the U.S. Bankruptcy Court.

         On July 30, 2002, the U.S. Bankruptcy Court held a hearing to consider, among other things, the adequacy of the First Amended Disclosure Statement. On July 30, 2002, the U.S. Bankruptcy Court entered an order among other things:
(i) approving the First Amended Disclosure Statement and the procedures and documents to be used to solicit votes on the First Amended Plan of Reorganization; (ii) scheduling the hearing to consider confirmation of the First Amended Plan of Reorganization; (iii) establishing the deadline and procedures for filing objections to confirmation of the First Amended Plan of Reorganization; (iv) setting the voting record date on July 30, 2002 and (v) granting related relief (the "Voting Procedures Order").

         On or about August 2, 2002, pursuant to the terms of the Voting Procedures Order, Versatel caused the ballots and related solicitation materials to be distributed in accordance with the Voting Procedures Order. The voting deadline occurred on August 30, 2002. The First Amended Plan of Reorganization was accepted by each class of claims entitled to vote thereon. The deadline for objections to confirmation of the First Amended Plan of Reorganization also occurred on August 30, 2002. Versatel received no objections to confirmation of the First Amended Plan of Reorganization.

         The U.S. Bankruptcy Court confirmed the First Amended Plan of Reorganization at the confirmation hearing held on September 5, 2002. This confirmation order became a final order on September 16, 2002.

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         At the Dutch Voting Meeting held on September 9, 2002, Versatel's creditors entitled to vote on the Dutch Plan of Composition (akkoord) accepted the Dutch Plan of Composition with the required majority pursuant to Dutch law. At this meeting 96.28% of those creditors representing 99.94% of the amount of recognized and admitted debt of Versatel, voted in favor of the Dutch Plan of Composition.

         The Dutch Court subsequently ratified the Dutch Plan of Composition in its decision dated September 18, 2002. This court decision has become final and not open to appeal (in kracht van gewijsde) according to the information obtained on September 27, 2002 from the court registry of the Amsterdam Court of Appeals. On September 27, 2002, Mr. Deterink stepped down as administrator of Versatel and Versatel's executive board became solely responsible again for managing the company.

         On October 9, 2002, Versatel's articles of association were amended and the following distributions were made to the holders of Versatel's high yield notes and convertible notes pursuant to the Plan of Reorganization and the Dutch Plan of Composition:

         1. Versatel's $225,000,000 13 1/4% Senior Notes due 2008 were cancelled and the holders of such notes received $228.44 and 233.77 ordinary shares in full satisfaction of each $1,000 in principal amount of notes held.

         2. Versatel's $150,000,000 13 1/4% Senior Notes due 2008 were cancelled and the holders of such notes received $228.44 and 233.77 ordinary shares in full satisfaction of each $1,000 in principal amount of notes held.

         3. Versatel's $180,000,000 11 7/8% Senior Notes due 2009 were cancelled and the holders of such notes received $252.24 and 233.77 ordinary shares in full satisfaction of each $1,000 in principal amount of notes held.

         4. Versatel's (euro)120,000,000 11 7/18% Senior Notes due 2009 were cancelled and the holders of such notes received (euro)252.24 and 203.45 ordinary shares in full satisfaction of each (euro)1,000 in principal amount of notes held.

         5. Versatel's (euro)300,000,000 11 1/4% Senior Notes due 2010 were cancelled and the holders of such notes received (euro)222.50 and 203.45 ordinary shares in full satisfaction of each (euro)1,000 in principal amount of notes held.

         6. Versatel's (euro)300,000,000 4% Senior Convertible Notes due 2004 were cancelled and the holders of such notes received for each (euro)1,000 in initial principal amount of notes held (euro)183.90 and 234.37 ordinary shares in full satisfaction of notes held.

         7. Versatel's (euro)360,000,000 4% Senior Convertible Notes due 2005 were cancelled and the holders of such notes received for each (euro)1,000 in initial principal amount of notes held (euro)172.61 and 234.37 ordinary shares in full satisfaction of notes held.

         In addition, the holders of record of Versatel's ordinary shares at the close of business on October 8, 2002, received one warrant for each ordinary share held, or each ordinary share underlying an ADS held, by such holder. For every 4.8 warrants held, the holder will be entitled

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to receive during a period of two years from issuance of such warrants, one ordinary share upon exercise of such warrants, at an exercise price of
(euro)1.50 per share. Holders of ordinary shares received ordinary share warrants and holders of ADSs received ADS warrants.

         The First Amended Disclosure Statement, the First Amended Plan of Reorganization, the Confirmation Order of the U.S. Bankruptcy Court, the Dutch Warrant Agreement, the ADS Warrant Agreement and the amended Articles of Association are filed herewith as exhibits 1 through 6 respectively.

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on October 11, 2002.

                                             Versatel Telecom International N.V.



                                             By:   /s/ RAJ RAITHATHA
                                                --------------------------------
                                                   Raj Raithatha
                                                   Chief Executive Officer

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                                  EXHIBIT INDEX


Exhibit
Number        Description
------        -----------

1.            Debtor's First Amended Disclosure Statement dated July 26, 2002.

2.            Debtor's First Amended Plan of Reorganization dated July 26, 2002.

3. Findings of Fact, Conclusions of Law, and Order Under Section 1129 of the Bankruptcy Code and Rule 3020 of the Bankruptcy Rules Confirming Debtor's First Amended Plan of Reorganization dated September 5, 2002.

4. Dutch Warrant and Listing Agent Agreement between Versatel Telecom International N.V. and ING Bank N.V. dated September 3, 2002.

5. Warrant Agreement between Versatel Telecom International N.V. and The Bank of New York dated as of October 9, 2002.

6.            Articles of Association of Versatel Telecom International N.V.
              dated October 9, 2002.

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